UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Yield10 Bioscience, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
98585K862
(Cusip Number)
Jack W. Schuler 100 N. Field Drive, Suite 360 Lake Forest, Illinois 60045 (224) 880-1210
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

(Continued on following pages)
Page 1 of 11 Pages
Exhibit Index Found on Page 10

13D
CUSIP No. 98585K862

1	NAMES OF REPORTING PERSONS Jack W. Schuler
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 1,671,955 Shares (as defined in Item 1) and hold certain warrants currently exercisable for up to an aggregate of 1,163,384 Shares, together representing aggregate beneficial ownership of 21.8% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,835,339 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,835,339 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,835,339 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes (i) 4,009 Shares acquirable within 60 days of the date hereof upon the exercise of 2017 Warrants (as defined in the Preliminary Note), (ii) 394,375 Shares acquirable within 60 days of the date hereof upon the exercise of 2019 Series B Warrants (as defined in the Preliminary Note), and (iii) 765,000 Shares acquirable within 60 days of the date hereof upon the exercise of August 2023 Warrants (as defined in the Preliminary Note).  Excludes 335,570 Shares acquirable upon the exercise of May 2023 Warrants (as defined in the Preliminary Note), which are not exercisable within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 6,114,002 Shares outstanding as of August 11, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 14, 2023, as adjusted and approximated for the issuance of Shares in the August 2023 Offering (as defined in the Preliminary Note). See Item 5.

Page 2 of 11 Pages

13D
CUSIP No. 98585K862

1	NAMES OF REPORTING PERSONS Jack W. Schuler Living Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 1,671,955 Shares (as defined in Item 1) and hold certain warrants currently exercisable for up to an aggregate of 1,163,384 Shares, together representing aggregate beneficial ownership of 21.8% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,801,340 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,801,340 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,801,340 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes (i) 4,009 Shares acquirable within 60 days of the date hereof upon the exercise of 2017 Warrants (as defined in the Preliminary Note), (ii) 394,375 Shares acquirable within 60 days of the date hereof upon the exercise of 2019 Series B Warrants (as defined in the Preliminary Note), and (iii) 765,000 Shares acquirable within 60 days of the date hereof upon the exercise of August 2023 Warrants (as defined in the Preliminary Note).  Excludes 335,570 Shares acquirable upon the exercise of May 2023 Warrants (as defined in the Preliminary Note), which are not exercisable within 60 days of the date hereof.

2 The percentages set forth herein are calculated based on 6,114,002 Shares outstanding as of August 11, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 14, 2023, as adjusted and approximated for the issuance of Shares in the August 2023 Offering (as defined in the Preliminary Note). See Item 5.

Page 3 of 11 Pages

13D
CUSIP No. 98585K862

1	NAMES OF REPORTING PERSONS Schuler Education Foundation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 1,671,955 Shares (as defined in Item 1) and hold certain warrants currently exercisable for up to an aggregate of 1,163,384 Shares, together representing aggregate beneficial ownership of 21.8% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,999
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% [1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

1 The percentages set forth herein are calculated based on 6,114,002 Shares outstanding as of August 11, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on August 14, 2023, as adjusted and approximated for the issuance of Shares in the August 2023 Offering (as defined in the Preliminary Note). See Item 5.

Page 4 of 11 Pages

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on August 29, 2014, as amended and supplemented by Amendment No. 1 thereto filed on June 23, 2015, Amendment No. 2 thereto filed on August 2, 2017, Amendment No. 3 thereto filed on June 26, 2019, Amendment No. 4 thereto filed on February 6, 2020, Amendment No. 5 thereto filed on February 13, 2020, Amendment No. 6 thereto filed on August 31, 2020, Amendment No. 7 thereto filed on February 5, 2021 and Amendment No. 8 thereto filed on May 26, 2023 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

Securities Holdings Resulting in Current Beneficial Ownership of Shares

As of the date hereof: (i) the Trust holds 1,637,956 Shares; (ii) the Foundation holds 33,999 Shares; (iii) the Trust holds 160,392 Common Stock Warrants (the “2017 Warrants”), issued on July 7, 2017 and expiring on January 7, 2024, each of which is currently exercisable to purchase 1/40th of a Share, for a total of up to 4,009 Shares; (iv) the Trust holds 3,155 Series B Warrants (the “2019 Series B Warrants”), issued on November 19, 2019 and expiring on May 19, 2027, each of which is currently exercisable to purchase 125 Shares, for a total of up to 394,375 Shares; and (v) the Trust holds 765,000 Common Stock Warrants (the “August 2023 Warrants”), issued on August 15, 2023 and expiring on August 15, 2028, each of which is currently exercisable to purchase one Share, for a total of up to 765,000 Shares.

The 2017 Warrants, the 2019 Series B Warrants and the August 2023 Warrants (together, the “Exercisable Warrants”) are exercisable within 60 days of the date hereof.  Accordingly, pursuant to Rule 13d-3(d) under the Exchange Act, the Trust currently is deemed to have beneficial ownership of the aggregate 1,163,384 Shares acquirable upon exercise of the Exercisable Warrants held by the Trust.

Securities Holdings Not Resulting in Current Beneficial Ownership of Shares

In addition, the Trust holds 335,570 Common Stock Warrants (the “May 2023 Warrants”), issued on May 5, 2023 and expiring on November 6, 2028, each of which becomes exercisable (subject to the Beneficial Ownership Limitation) on November 6, 2023 to purchase one Share.

The terms of the May 2023 Warrants provide that May 2023 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% (or, at the election of the holder and after 61 days’ advance notice to the Issuer, 19.99%) of the Shares then issued and outstanding (the “Beneficial Ownership Limitation”).  As of the date hereof, the Beneficial Ownership Limitation (which, as applied to the Reporting Persons, is 9.99% as of the date of the filing of this Amendment) does not permit the Trust to exercise any portion of the May 2023 Warrants.  In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate 335,570 May 2023 Warrants held by the Trust are not exercisable due to the Beneficial Ownership Limitation.

As used herein, the term “August 2023 Offering” refers to the Issuer’s registered offering which, as disclosed by the Issuer in its Form 8-K filed with the SEC on August 11, 2023, entailed the issuance and sale by the Issuer of an aggregate 5,750,000 units, each consisting of (i) one Share and (ii) one August 2023 Warrant.

Page 5 of 11 Pages

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

In connection with the August 2023 Offering, on August 15, 2023, the Trust purchased from the Issuer 765,000 Shares and August 2023 Warrants to purchase 765,000 Shares, in each case pursuant to the August 2023 Purchase Agreement (as defined and further described in Item 6 below).

The dates, number of Shares involved and the price per Share (excluding commissions) for all open market transactions in the Shares by the Reporting Persons in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“Mr. Schuler

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schuler is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 6,114,002 Shares outstanding as of August 11, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2023, as adjusted and approximated for the August 2023 Offering.  The Reporting Persons calculate that there are 11,864,002 Shares outstanding as so adjusted and approximated.

(c)	None.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of Exercisable Warrants.  The Foundation has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it.  Mr. Schuler is the sole trustee of the Trust and the President of the Foundation.

(e)	Not applicable.

The Trust

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Trust is incorporated herein by reference.
(c)
On August 15, 2023, the Trust purchased from the Issuer 765,000 Shares for a purchase price $0.65 per Share, and August 2023 Warrants to purchase 765,000 Shares at an exercise price of $0.65 per Share.  The Trust acquired such Shares and August 2023 Warrants from the Issuer in the August 2023 Offering.  In addition to the foregoing, the dates, number of Shares involved and the price per Share (excluding commissions) for all open market transactions in the Shares by the Trust in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of Exercisable Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

Page 6 of 11 Pages

The Foundation

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Foundation is incorporated herein by reference.
(c)	None.

(d)	The Foundation has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it. Mr. Schuler is the President of the Foundation.
(e)	Not applicable.

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 2,835,339 Shares, representing 21.8% of the Shares outstanding.  This amount consists of: (i) 1,637,956 Shares held by the Trust; (ii) 4,009 Shares acquirable by the Trust upon the exercise of 2017 Warrants; (iii) 394,375 Shares acquirable by the Trust upon the exercise of 2019 Series B Warrants; (iv) 765,000 Shares acquirable by the Trust upon the exercise of August 2023 Warrants; and (v) 33,999 Shares held by the Foundation.  As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Trust or acquirable by the Trust upon the exercise of Exercisable Warrants.  As President of the Foundation, Mr. Schuler shares with the Foundation the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Foundation.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

August 2023 Purchase Agreement

On August 15, 2023, the Trust purchased from the Issuer 765,000 Shares and August 2023 Warrants to purchase 765,000 Shares.  Such purchases were effected pursuant to a Securities Purchase Agreement, dated as of August 10, 2023 (the “August 2023 Purchase Agreement”), among the Issuer, the Trust, and the other parties thereto.  The August 2023 Purchase Agreement contains customary terms and conditions.

The foregoing description of the August 2023 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of August 2023 Purchase Agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on August 11, 2023 and is hereby incorporated herein by reference.

August 2023 Warrants

Pursuant to the August 2023 Purchase Agreement, on August 15, 2023 the Issuer issued to the Trust August 2023 Warrants entitling the holder thereof to purchase 765,000 Shares at an exercise price of $0.65 per Share, subject to standard adjustments as set forth therein.  The August 2023 Warrants are exercisable pursuant to the terms thereof beginning August 15, 2023 and terminate five years from such date.

The foregoing description of the August 2023 Warrants does not purport to be complete and is qualified in its entirety by reference to the Common Stock Purchase Warrant, a copy of which was filed by the Issuer as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on August 11, 2023 and is hereby incorporated herein by reference.”

Page 7 of 11 Pages

Item 7. Materials to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 21 the Form of Securities Purchase Agreement, dated as of August 10, 2023, incorporated by reference to the copy thereof filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on August 11, 2023.

There is filed herewith as Exhibit 22 the Form of Warrant, incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on August 11, 2023.”

Page 8 of 11 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  October 11, 2023
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Schuler Education Foundation
/s/ Jack W. Schuler
By Jack W. Schuler, President

Page 9 of 11 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated May 26, 2023*******
2.	Securities Purchase Agreement, dated August 4, 2014, by and among Metabolix, Inc. (n/k/a Yield10 Bioscience, Inc.) and the investors named therein*
3.	Amended and Restated Letter Agreement, dated August 4, 2014, by and among Metabolix, Inc. (n/k/a Yield10 Bioscience, Inc.), Jack W. Schuler, Renate Schuler and the Schuler Family Foundation*
4.	Securities Purchase Agreement, dated June 15, 2015, by and among Metabolix, Inc. (n/k/a Yield10 Bioscience, Inc.) and the investors named therein**
5.	Standstill Agreement, dated June 19, 2015, by and among Metabolix, Inc. (n/k/a Yield10 Bioscience, Inc.), Jack W. Schuler, Renate Schuler and the Schuler Family Foundation**
6.	Securities Purchase Agreement, dated July 3, 2017, by and among Yield10 Bioscience, Inc. and the investors named therein**
7.
Underwriting Agreement, dated as of December 19, 2017, by and between Yield10 Bioscience, Inc. and Ladenburg Thalmann & Co. Inc. as representative of the several underwriters, if any, named on Schedule I thereto**

8.	Form of 2017 Series A Common Stock Purchase Warrant***
9.	Form of 2017 Series B Common Stock Purchase Warrant***
10.	Form of Securities Purchase Agreement, dated as of March 14, 2019, by and among Yield10 Bioscience, Inc. and the investors named therein***
11.	Placement Agency Agreement, dated as of March 14, 2019, by and between Yield10 Bioscience, Inc. and Ladenburg Thalmann & Co. Inc.***
12.	Certification of Designation of Preferences, Rights, and Limitations of Series B Convertible Preferred Stock****
13.	Form of 2019 Series A Common Stock Purchase Warrant****
14.	Form of 2019 Series B Common Stock Purchase Warrant****
15.	Form of Securities Purchase Agreement, dated as of November 14, 2019, by and among Yield10 Bioscience, Inc. and the investors named therein****
16.	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Yield10 Bioscience, Inc.****
17.	Underwriting Agreement, dated as of August 22, 2020, by and between Yield10 Bioscience, Inc. and Maxim Group LLC as representative of the several underwriters, if any, named on Schedule I thereto*****
18.	Securities Purchase Agreement, dated as of August 22, 2020, by and between Yield10 Bioscience, Inc. and the investors listed on Schedule I thereto*****
19.
Underwriting Agreement, dated as of January 31, 2021, by and between Yield10 Bioscience, Inc. and Maxim Group LLC as representative of the several underwriters, if any, named on Schedule I thereto******

20.	Securities Purchase Agreement, dated May 5, 2023*******
21.	Form of May 2023 Common Stock Purchase Warrant*******
22.	Form of Securities Purchase Agreement, dated as of August 10, 2023
23.	Form of August 2023 Common Stock Purchase Warrant

* Filed as an exhibit to the Schedule 13D filed on August 29, 2014
** Filed as an exhibit to the Schedule 13D filed on August 2, 2017
*** Filed as an exhibit to the Schedule 13D filed on June 26, 2019
**** Filed as an exhibit to the Schedule 13D filed on February 6, 2020
***** Filed as an exhibit to the Schedule 13D filed on August 31, 2020
****** Filed as an exhibit to the Schedule 13D filed on February 5, 2021
******* Filed as an exhibit to the Schedule 13D filed on May 26, 2023

Page 10 of 11 Pages

Schedule A

JACK W. SCHULER LIVING TRUST

This Schedule sets forth information with respect to each sale of Shares effectuated by the Reporting Person during the sixty days preceding (and inclusive of) October 11, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
10/4/2023	41,399 (S)	$0.31[1]
10/5/2023	10,670 (S)	$0.30[2]
10/6/2023	37,931 (S)	$0.30[3]

1 The sale price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $0.30 to $0.34 inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within such range. The immediately preceding sentence applies to each footnote to this Schedule.
2 The sale price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $0.30 to $0.31 inclusive.
3 The sale price reported is a weighted average price. These Shares were sold in multiple transactions at prices ranging from $0.30 to $0.31 inclusive.

Page 11 of 11 Pages